333 Wolf Point Plaza
Chicago, IL 60654
Bradley C. Reed, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7351	+1 312 862 2000	+1 312 862 2200
bradley.reed@kirkland.com
www.kirkland.com

January 29, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph Kempf

 Robert Littlepage

 Alexandra Barone

 Mitchell Austin

Re:	SailPoint Parent, LP

Registration Statement on Form S-1 (File No. 333-284339) (the “Form S-1”)

Ladies and Gentlemen:

On behalf of SailPoint Parent, LP, a Delaware limited partnership (the “Company”), we are writing to further respond to Comment 8 in the letter to the Company, dated November 7, 2024 (the “Comment Letter”), from the staff of the Division of Corporate Finance (the “Staff”) relating to the Form S-1. Comment 8 is reproduced below in italics for the Staff’s convenience.

8.

We note in conjunction with the Corporate Conversion, all of your outstanding partnership interests will be converted into shares of common stock. Please comply with the guidance in SAB Topic 4:C or advise us.

RESPONSE:

In the Company’s letter to the Staff, dated December 5, 2024 (the “Prior Response Letter”), responding to the Comment Letter, the Company indicated that it would revise the financial statements to include the requested information upon completion of the Corporate Conversion (as defined below). However, upon further analysis and review of the guidance in SAB Topic 4:C, including discussions with the Company’s advisors, the Company believes SailPoint Parent, LP’s conversion from a Delaware limited partnership to a Delaware corporation pursuant to a statutory conversion (the “Corporate Conversion”) is not a change in capital structure that must be given retroactive effect in the balance sheet.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission

January 29, 2025

SAB Topic 4:C requires that a “capital structure change to a stock dividend, stock split or reverse split [that] occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later … must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective.”

The Corporate Conversion is not a stock dividend, stock split or reverse split. Rather, the Corporate Conversion is a change in legal structure, from a limited partnership to a corporation, which will not change the total number of limited partnership units exchanged for shares of common stock. Accordingly, the Company intends to prospectively reflect the Corporate Conversion, with the exchange of the partnership units for shares reflected in the balance sheet and statement of equity. The Company notes that this approach is consistent with those taken by several other companies with a similar corporate conversion (i.e., a corporate conversion prior to the effectiveness of the company’s registration statement), including MeridianLink, Inc. (Form S-1, File No. 333-255680), Array Technologies, Inc. (Form S-1, File No. 3333-248969), Integral Ad Science Holding Corp. (Form S-1, File No. 333-256770) and Loar Holdings Inc. (Form S-1, File No. 333-278475).

Additionally, for clarity, the Company advises the Staff that it plans to effectuate a unit split prior to the contemplated offering’s launch. This unit split will be reflected retroactively in the financial statements to be included in an amendment to the Form S-1 that will be filed prior to launch, consistent with SAB Topic 4:C.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact Michael P. Keeley, P.C. at (312) 862-2144 or, in his absence, Lanchi D. Huynh at (214) 972-1673.

Sincerely,

/s/ Bradley C. Reed, P.C.
Bradley C. Reed, P.C.

cc:	Mark McClain, Chief Executive Officer, SailPoint Parent, LP

Chris Schmitt, General Counsel and Secretary, SailPoint Parent, LP